

Mail Stop 3030

December 3, 2009

Via Facsimile and U.S. Mail

Bill Roeschlein
Chief Financial Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, CA 95138

      Re: Power Integrations, Inc.
           Form 10-K for the year ended December 31, 2008
              Filed March 2, 2009
           File No. 0-23441

Dear Mr. Roeschlein:

     We have reviewed your letter dated November 17, 2009 and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Bill Roeschlein
Power Integrations, Inc.
December 3, 2009
Page 2

Form 10-K for the year ended December 31, 2008

Note 9. Legal Proceedings, page 68

1.   We note your response to prior comment 5. To the extent the shareholder settlement
         materially impacted your financial statements, please revise future filings to disclose the
         significant terms of the settlement. As a related matter, please revise your MD&A in
         future filings to discuss any unusual or infrequent events or transactions or that materially
         affect the comparability of your financial statements. Refer to Item 303(A) of Regulation
         S-K.

         As appropriate, respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter with your amendment that keys
your responses to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

         You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-
3643 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan, Staff Attorney, at (202) 551- 3269, or Dan Morris, Special Counsel,
at (202) 551-3314 if you have questions on any other comments. In this regard, do not hesitate
to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any
questions.

                                                   Sincerely,

                                                   Kevin L. Vaughn
                                                   Accounting Branch Chief